Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR11-16	November 7, 2011

International Tower Hill Encounters Additional Higher Grade Gold
Mineralization and Advances Target Definition Work at the
Livengood Project, Alaska

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces results from 92 drill holes completed since June 2011 at its Livengood project located near Fairbanks, Alaska. New results from close-spaced infill drilling in the Core and Sunshine Zones confirm resource estimates based on wider spaced-drilling. This, and other infill drilling, also encountered locally higher grade mineralization. Highlights include hole MK-RC-531 which intercepted 17.27 g/t gold over 4.6 metres in the Sunshine Zone, hole MK-RC-522 which intercepted 8.0 g/t gold over 4.6 metres in the Core Zone and hole MK-RC-537 which intercepted 8.7 g/t gold over 3.1 metres in the Tower Zone. These findings enable the Company to define the higher grade zones in the Livengood gold deposit which may be targeted during the initial phase of mining.

The results also include drill holes focused on project development activities related to mine design and environmental characterization as well as step-out resource growth drill holes. Results so far are supporting the identification of potential infrastructure locations, although new areas of significant gold mineralization have been identified. The Company has also completed an initial district-wide geophysical survey which has confirmed a strong response to alteration directly associated with the current deposit. This finding will greatly aid in further target definition along a 10-kilometre-long strike system previously identified on the 145 km2 Livengood land package. Analysis of geophysical data along trend is in progress with results expected in the following weeks to define the next phase of district exploration drill targets.

Site Development and District-Wide Exploration

The majority of step-out drilling conducted this summer was directed at project development activities related to mine design and environmental characterization. Results to date have been encouraging for development; however, condemnation hole MK-10-97, which was drilled over two kilometres southeast of the Money Knob deposit, did intercept significant mineralization of 4.82 g/t gold over 1.57 metres and favorable host rocks. In addition, holes MK-11-119 (1.68 m at 5.72 g/t Au), MK-11-120 (1.22 m at 5.00 g/t Au), and MK-123 (9.77 m at 0.83 g/t Au) intersected mineralized dikes over a broad area north and east of the deposit indicating further mineralization potential (see Figure 1). Assay results for four additional holes in this area are pending. If findings warrant further exploration, the Company has already identified an alternative mill location.

Exploration drilling is also underway on the Moose and Lucky target areas located approximately 5 kilometres to the northeast of the current Money Knob deposit, which were previously identified through surface soil geochemistry. Results will become available in the upcoming months.

Geophysical Program

A district-wide 3D IP/Resistivity geophysical survey has been completed as part of an integrated exploration program targeting the discovery of further deposits to the east and northeast of the current Livengood deposit (lines shown in Figure 1). Following the completion of data acquisition, analysis of the lines over the Money Knob Deposit has produced a strong and coherent anomaly over the main mineralized zones. Within the Livengood Deposit, alteration associated with the gold mineralization creates resistivity highs (see Figure 2). This association of high resistivity and mineralization will be an invaluable tool in defining other district exploration targets within the 187-line-kilometre grid.

International Tower Hill Mines Ltd.	- 2 -	November 7, 2011
NR11-16 Continued

Confirmation Drilling

Infill drilling to date on the deposit has sucessfully achieved four objectives, all of which increase the confidence level of the resource size and grade:

1)

Evaluation of the shape and continuity of mineralization away from main feeder zones: Infill Reverse Circulation (RC) drilling to 15-metre spacing drilling was conducted on intersecting north- south and east-west sections in two locations marginal to the Core and Sunshine zones (see Figure 3). Results to date indicate similar grades and continuity to those previously estimated.

2)

Confirmation of the continuity of mineralization in the Tower and Core zones: Infill drilling to 50- metre spacing was conducted in the Tower and Core zones and results to date continue to confirm continuity and grade in both zones.

3)

Confirmation of data collected through RC drilling: Additional evaluation holes were drilled to provide more RC and core drilling comparisons. To date, these have been favorable and support the data collected from RC drilling throughout the deposit.

4)

Evaluation of the correlation of grade between RC and diamond core drilling: Close-spaced (37.5- metre) alternating core and RC drilling of a 150 x 150 x 150m block (Area 50) in the heart of the Sunshine Zone in two directions (north and northeast) was conducted to evaluate the correlation of grade between the two drilling techniques as well as the effect of drilling direction on the estimated grade of the block. Results to date compare favourably with prior wide-spaced drilling and suggest a higher grade, northwest trend within the mineralization.

Figure 1: Location of geophysical survey lines, site facility characterization holes, and regional exploration holes.

International Tower Hill Mines Ltd.	- 3 -	November 7, 2011
NR11-16 Continued

Figure 2: Cross section 428895E in the Core Zone looking west illustrating the relationship between geophysical resistivity highs (warmer colors) and gold mineralization (red on drill hole traces).

Figure 3: Summer 2011 drilling project map of the Money Knob Deposit (for Table 1 area reference)

International Tower Hill Mines Ltd.	- 4 -	November 7, 2011
NR11-16 Continued

Table 1: Significant new intercepts*
*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.
	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC-0522	19.66	21.34	1.68	5.72	Core Zone Infill
	182.88	199.64	16.76	1.21
	207.26	237.74	30.48	1.17
	243.84	262.13	18.29	0.68
	272.80	349	76.20	1.56
includes	277.37	281.94	4.57	8.00
includes	291.08	306.32	15.24	1.83
includes	315.47	329.18	13.71	1.82
	350.52	457.2	106.68	0.87

MK-RC-0523	50.29	124.97	74.68	1.31	Area 50
Includes	79.25	91.44	12.19	3.11
	138.68	164.59	25.91	1.62
Includes	143.26	152.4	9.14	2.67

MK-RC-0524	225.55	231.65	6.10	0.58	Core Zone
	233.17	257.56	24.39	0.66
	316.99	330.71	13.72	0.40

MK-RC-0525	13.72	62.48	48.76	0.98	Area 50
	65.53	73.15	7.62	0.97
	79.25	140.21	60.96	1.04
	146.30	164.59	18.29	1.25

MK-RC-0526	30.48	41.15	10.67	0.97	Area 50
	50.29	60.96	10.67	0.58
	64.01	114.3	50.29	0.90
	120.40	164.59	44.19	0.81

MK-RC-0527	0.00	30.48	30.48	0.59	Area 50
	67.06	112.78	45.72	0.76
	114.30	164.59	50.29	0.75

MK-RC-0528	28.96	50.29	21.33	0.59	Sunshine Cross
	59.44	73.15	13.71	0.56
	89.92	103.63	13.71	0.65
	108.20	143.26	35.06	0.85

MK-RC-0529	33.53	42.67	9.14	0.69	Sunshine Cross
	48.77	54.86	6.09	1.00
	59.44	99.06	39.62	0.78
	103.63	150.88	47.25	0.83

International Tower Hill Mines Ltd.	- 5 -	November 7, 2011
NR11-16 Continued

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC-0530	64.01	114.3	50.29	1.07	Sunshine Cross
Includes	71.63	80.77	9.14	2.91
	137.16	152.4	15.24	0.39

MK-RC-0531	50.29	80.77	30.48	3.34	Sunshine Cross
Includes	67.06	71.63	4.57	17.27
	96.01	123.44	27.43	0.71

MK-RC-0532	35.05	88.39	53.34	0.68	Sunshine Cross
	105.16	118.87	13.71	0.86
	126.49	135.64	9.15	0.65

MK-RC-0533	7.62	19.81	12.19	0.69	Core Zone Infill
	92.96	103.63	10.67	1.62
	184.40	192.02	7.62	1.10
	196.60	216.41	19.81	1.11

MK-RC-0534	15.24	30.48	15.24	0.81	Tower Zone Infill
	265.18	284.99	19.81	0.51
	286.51	303.28	16.77	0.39

MK-RC-0535	64.01	71.63	7.62	0.71	Core Zone
	85.34	91.44	6.10	1.07
	106.68	118.87	12.19	1.45
	190.50	207.26	16.76	0.50
	217.93	233.17	15.24	0.80
	288.04	298.7	10.66	0.55

MK-RC-0536	120.40	129.54	9.14	0.70	Tower Zone Infill
	316.99	324.61	7.62	0.96
	333.76	349	15.24	0.40

MK-RC-0537	85.34	89.92	4.58	2.62	Tower Zone Infill
	92.96	121.92	28.96	0.80
	126.49	131.06	4.57	5.90
Includes	128.02	131.06	3.04	8.70
	135.64	143.26	7.62	0.98
	184.40	193.55	9.15	1.77
	248.41	259.08	10.67	1.87
	271.27	291.08	19.81	0.55
	326.14	368.81	42.67	0.80
	373.38	377.95	4.57	2.85
	397.76	411.48	13.72	0.93

International Tower Hill Mines Ltd.	- 6 -	November 7, 2011
NR11-16 Continued

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-RC-0538	59.44	64.01	4.57	2.99	Tower Zone Infill
	126.49	137.16	10.67	0.59
	150.88	169.16	18.28	0.64
	227.08	228.6	1.52	4.26
	233.17	237.74	4.57	0.61
	265.18	303.28	38.10	0.38
	304.80	321.56	16.76	0.47
	327.66	333.76	6.10	1.01

MK-RC-0539	21.34	22.86	1.52	7.55	Core Cross
	53.34	65.53	12.19	2.28
Includes	54.86	57.91	3.05	7.88
	129.54	137.16	7.62	0.80
	163.07	195.07	32.00	0.71
	211.84	225.55	13.71	0.41

MK-RC-540	135.64	149.35	13.71	1.59	Tower Zone Infill
	150.88	156.97	6.09	0.99
	164.59	182.88	18.29	1.67
Includes	166.12	170.69	4.57	4.58
	234.70	240.79	6.09	1.68

MK-RC-0541	123.44	150.88	27.44	1.69	Core Cross
	164.59	199.64	35.05	0.95
	204.22	228.6	24.38	0.82

MK-RC-0542	56.39	91.44	35.05	0.56	Core Cross
	103.63	121.92	18.29	1.16
	169.16	207.26	38.10	0.70

MK-RC-0543	1.52	32	30.48	0.46	Sunshine Cross
	36.58	121.92	85.34	0.71

MK-RC-0544	21.34	28.96	7.62	1.06	Core Cross
	89.92	100.58	10.66	0.86
	132.59	143.26	10.67	0.70
	161.54	198.12	36.58	0.75

MK-RC-0545	74.68	83.82	9.14	2.51	Core Cross
	106.68	126.49	19.81	0.83
	137.16	149.35	12.19	0.54
	158.50	187.45	28.95	0.57
	192.02	195.07	3.05	1.76
	201.17	213.36	12.19	1.19

International Tower Hill Mines Ltd.	- 7 -	November 7, 2011
NR11-16 Continued

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-RC-0546	68.58	117.35	48.77	0.48	Core Cross
	124.97	132.59	7.62	1.65
	144.78	181.36	36.58	0.54
	192.02	213.36	21.34	0.50
	222.50	228.6	6.10	1.93

MK-RC-0547	79.25	121.92	42.67	0.98	Sunshine Cross

MK-RC-0548	0.00	12.19	12.19	0.77	Sunshine Cross
	16.76	28.96	12.20	0.84
	44.20	59.44	15.24	0.78
	67.06	149.35	82.29	0.63

MK-RC-0549	0.00	3.05	3.05	3.63	Sunshine Cross
	10.67	62.48	51.81	1.00
	65.53	141.73	76.20	0.76

MK-RC-0550	28.96	35.05	6.09	1.21	Sunshine Cross
	86.87	121.92	35.05	0.78

MK-RC-0551	24.38	41.15	16.77	0.65	Sunshine Cross
	59.44	100.58	41.14	0.51
	131.06	147.83	16.77	0.36

MK-RC-0552	1.52	18.29	16.77	0.42	Sunshine Cross
	25.91	38.1	12.19	0.88
	47.24	57.91	10.67	0.52
	77.72	117.35	39.63	0.45

MK-RC-0555	67.06	79.25	12.19	0.48	Core Cross
	103.63	114.3	10.67	0.65
	173.74	201.17	27.43	0.62
	214.88	225.55	10.67	0.68

MK-RC-0556	35.05	39.62	4.57	1.93	Core Cross
	62.48	83.82	21.34	0.73
	132.59	156.97	24.38	0.55
	181.36	201.17	19.81	0.81

MK-RC-0557	0.00	7.62	7.62	0.44	Area 50
	33.53	47.24	13.71	1.10
	54.86	92.96	38.10	0.78
	111.25	164.59	53.34	0.53

International Tower Hill Mines Ltd.	- 8 -	November 7, 2011
NR11-16 Continued

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-RC-0559	9.14	19.81	10.67	0.86	Sunshine Cross
	42.67	67.06	24.39	0.58
	77.72	89.92	12.20	0.74
	94.49	106.68	12.19	0.52
	128.02	146.3	18.28	0.83

MK-RC-0560	4.57	32	27.43	0.48	Sunshine Cross
	44.20	53.34	9.14	0.88
	106.68	128.02	21.34	0.44

MK-RC-0561	19.81	32	12.19	0.64	Sunshine Cross
	41.15	51.82	10.67	0.53
	54.86	65.53	10.67	1.46
	67.06	86.87	19.81	1.09
	89.92	115.82	25.90	0.83
	134.11	141.73	7.62	0.73

MK-RC-0562	47.24	54.86	7.62	0.90	Core Cross
	64.01	73.15	9.14	0.67
	77.72	85.34	7.62	1.13
	120.40	143.26	22.86	0.49
	146.30	163.07	16.77	0.79
	178.31	201.17	22.86	0.77

MK-RC-0563	7.62	36.58	28.96	0.69	Sunshine Cross
	47.24	56.39	9.15	0.83
	74.68	80.77	6.09	0.44
	92.96	111.25	18.29	0.49
	115.82	129.54	13.72	0.63
	135.64	152.4	16.76	0.41

MK-RC-0564	32.00	41.15	9.15	0.79	Sunshine Cross
	70.10	83.82	13.72	0.77
	85.34	97.54	12.20	0.48
	128.02	140.21	12.19	0.88
	150.88	155.45	4.57	1.24
	175.26	195.07	19.81	0.65
	196.60	222.5	25.90	0.49

MK-RC-0565	1.52	24.38	22.86	0.57	Area 50
	30.48	50.29	19.81	0.43
	54.86	68.58	13.72	0.69
	77.72	92.96	15.24	0.83
	103.63	152.4	48.77	0.71

International Tower Hill Mines Ltd.	- 9 -	November 7, 2011
NR11-16 Continued

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC-0566	35.05	48.77	13.72	0.92	Core Cross
	100.58	114.3	13.72	0.39
	131.06	178.31	47.25	1.07
	185.93	195.07	9.14	0.68
	204.22	219.46	15.24	0.41

MK-RC-0567	50.29	53.34	3.05	1.79	Area 50
	74.68	79.25	4.57	1.29
	112.78	131.06	18.28	0.58
	153.92	164.59	10.67	1.30

MK-RC-0568	3.05	57.91	54.86	0.55	Area 50
	62.48	92.96	30.48	1.56
Includes	65.53	68.58	3.05	9.76
	99.06	129.54	30.48	1.10
	134.11	152.4	18.29	0.61

MK-RC-0569	1.52	10.67	9.15	0.79	Area 50
	89.92	92.96	3.04	2.09
	111.25	117.35	6.10	0.85
	121.92	164.59	42.67	0.99
Includes	144.78	164.59	19.81	1.56

MK-RC-0571	1.52	30.48	28.96	0.48	Area 50
	65.53	74.68	9.15	0.59
	89.92	100.58	10.66	0.41
	111.25	114.3	3.05	1.55
	143.26	152.4	9.14	1.37

MK-RC-0572	32.00	39.62	7.62	0.91	Core Cross
	45.72	51.82	6.10	1.06
	64.01	82.3	18.29	1.51
Includes	68.58	76.2	7.62	2.95
	83.82	91.44	7.62	1.08
	94.49	131.06	36.57	1.12
	135.64	152.4	16.76	0.77
	172.21	188.98	16.77	0.47
	202.69	228.6	25.91	0.52

MK-RC-0575	56.39	68.58	12.19	0.81	Core Cross
	123.44	128.02	4.58	0.86
	134.11	179.83	45.72	0.82
	199.64	228.6	28.96	0.81

International Tower Hill Mines Ltd.	- 10 -	November 7, 2011
NR11-16 Continued

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC-0576	79.25	92.96	13.71	0.79	Tower Zone Infill
	150.88	158.5	7.62	1.06
	318.52	329.18	10.66	0.49

MK-RC-0577	9.14	10.67	1.53	4.04	Core Cross
	18.29	35.05	16.76	0.61
	47.24	54.86	7.62	0.96
	76.20	82.3	6.10	0.71
	85.34	94.49	9.15	0.48
	102.11	105.16	3.05	1.95
	144.78	155.45	10.67	0.33
	160.02	164.59	4.57	0.87
	172.21	193.55	21.34	0.78
	199.64	228.6	28.96	0.97

MK-RC-0578	114.30	166.12	51.82	0.81	Sunshine Zone
	170.69	237.74	67.05	0.68
	242.32	262.13	19.81	0.54
	266.70	268.22	1.52	3.36
	281.94	284.99	3.05	2.07
	291.08	316.99	25.91	1.51
Includes	313.94	316.99	3.05	7.53
	332.23	341.38	9.15	1.70

MK-RC-0579	4.57	50.29	45.72	0.67	Area 50

MK-RC-0580	1.52	3.05	1.53	23.27	Area 50
	18.29	19.81	1.52	23.26
	25.91	50.29	24.38	1.33
Includes	33.53	39.62	6.09	3.18
	74.68	76.2	1.52	14.20
	80.77	82.3	1.53	9.18
	114.30	126.49	12.19	0.43
	134.11	135.64	1.53	6.61
	138.68	155.45	16.77	0.48

MK-RC-0581	10.67	67.06	56.39	0.58	Sunshine Cross
	76.20	117.35	41.15	0.77
	135.64	152.4	16.76	0.54

MK-RC-0582	30.48	54.86	24.38	1.14	Sunshine Cross
Includes	30.48	38.1	7.62	2.66
	97.54	129.54	32.00	0.51

International Tower Hill Mines Ltd.	- 11 -	November 7, 2011
NR11-16 Continued

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-RC-0583	64.01	80.77	16.76	0.86	Area 50
	108.20	115.82	7.62	4.19
Includes	111.25	114.3	3.05	10.08
	120.40	135.64	15.24	0.36
	152.40	164.59	12.19	0.99
MK-RC-0584	4.57	16.76	12.19	0.84	Area 50
	82.30	94.49	12.19	1.71
	144.78	152.4	7.62	0.90
MK-10-93	24.40	28.19	3.79	1.45	Geotech/Condemnation

MK-10-94	geotechnical/condemnation hole, no significant intercepts

MK-10-95	geotechnical/condemnation hole, no significant intercepts

MK-10-96	geotechnical/condemnation hole, no significant intercepts

MK-10-97	12.19	13.72	1.53	4.82	Geotech/Condemnation

MK-10-98	geotechnical/condemnation hole, no significant intercepts

MK-10-99	geotechnical/condemnation hole, no significant intercepts

MK-10-100	geotechnical/condemnation hole, no significant intercepts

MK-10-101	geotechnical/condemnation hole, no significant intercepts

MK-10-102	geotechnical/condemnation hole, no significant intercepts

MK-10-106	geotechnical/condemnation hole, no significant intercepts

MK-11-107	geotechnical/condemnation hole, no significant intercepts

MK-11-109	geotechnical/condemnation hole, no significant intercepts

MK-11-111	geotechnical/condemnation hole, no significant intercepts

MK-11-112	geotechnical/condemnation hole, no significant intercepts

MK-11-113	geotechnical/condemnation hole, no significant intercepts

MK-11-115	geotechnical/condemnation hole, no significant intercepts

MK-11-117	geotechnical/condemnation hole, no significant intercepts

International Tower Hill Mines Ltd.	- 12 -	November 7, 2011
NR11-16 Continued

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
MK-11-118	geotechnical/condemnation hole, no significant intercepts

MK-11-119	19.66	21.34	1.68	5.72	Geotech/Condemnation

MK-11-120	7.92	9.14	1.22	5.00	Geotech/Condemnation

MK-11-122	geotechnical/condemnation hole, no significant intercepts

MK-11-123	25.74	35.51	9.77	0.83	Geotech/Condemnation

MK-11-125	geotechnical/condemnation hole, no significant intercepts

MK-11-126	geotechnical/condemnation hole, no significant intercepts

MK-11-127	geotechnical/condemnation hole, no significant intercepts

MK-11-128	geotechnical/condemnation hole, no significant intercepts

MK-11-129	lost hole, no significant intercepts				SW Exploration

MK-11-130	geotechnical hole, no significant intercepts

MK-11-131	geotechnical hole, no significant intercepts

MK-11-132	no significant intercepts				SW Exploration

MK-11-135	no significant intercepts				SW Exploration

MK-11-139	geotechnical hole, no significant intercepts

MK-11-147	261.80	263.35	1.55	3.21	SW Exploration
	306.20	328.27	22.07	0.38

MK-11-155	geotechnical hole, no significant intercepts

Livengood Project Highlights

ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims. The project has a favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route. The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

Ongoing metallurgical studies are focused on the optimization of the milling and flotation unit operations contemplated in the updated August 2011 PEA.

International Tower Hill Mines Ltd.	- 13 -	November 7, 2011
NR11-16 Continued

The geometry of the currently defined shallowly dipping, outcropping deposit enables development of a large scale, low stripping ratio surface mine capable of generating significant production economies of scale. The surface gold geochemical anomaly at Livengood covers an area 10 kilometres long by 2 kilometres wide, of which approximately one quarter has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the east and west of the known deposit.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Paleozoic sedimentary and volcanic rocks. Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack. Primary ore controls are a combination of favorable lithologies and crosscutting structural zones. In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control. Within the primary structural corridors, all lithologies can be pervasively altered and mineralized. Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit. Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries. The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide of which approximately half has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Chris Puchner (CPG 07048), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Puchner is not independent of ITH, as he is an employee and holds common shares and incentive stock options.

The resource work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. ITH is focused on the rapid advancement of the project into a compelling potential development project in 2011 while it continues to expand its current resource and explore its 145 km2 district for new deposits.

International Tower Hill Mines Ltd.	- 14 -	November 7, 2011
NR11-16 Continued

On behalf of
International Tower Hill Mines Ltd.

(signed) “James Komadina”
James Komadina
President and Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any optimization of the milling and flotation unit operations contemplated in the updated August 2011 PEA, the potential for any production at the Livengood project, the potential for geometry of the currently defined shallowly dipping, outcropping deposit to enable the development of a large scale, low stripping ratio surface mine capable of generating significant production economies of scale, the potential for the higher grade zones in the Livengood gold deposit to be targeted during the initial phase of mining, the identification of additional deposits on the Company’s Livengood land package, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed viawww.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.